SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 13, 2003

CORUS GROUP plc

(Translation of Registrant’s Name into English)

30 Millbank

London SW1P 4WY England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to

the registrant in connection with Rule 12g3-2(b): 82 -             )

Enclosures:

1. Explanatory Note

2. Risk Factors

3. Additional Information

EXPLANATORY NOTE

This Form 6-K contains (i) “Risk Factors” and (ii) “Additional Information” for Corus Group plc, or the Company, which update certain information previously filed with the SEC in the Company’s Annual Report on Form 20-F for the year ended December 28, 2002. This information has been updated in conjunction with the restructuring initiatives recently announced by the Company and the funding of those initiatives.

Forward-looking statements

This Form 6-K contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Statements in this Form 6-K that are not historical facts are identified as “forward-looking statements” for the purposes of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements are necessarily based on assumptions reflecting the views of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in Risk Factors.

Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Form 6-K. Among the key factors that have a direct bearing on the Company’s results of operations are:

•	market demand for steel;
•	business interruptions and property damage;
•	fluctuations in foreign currency exchange rates;
•	costs of raw materials, including energy;
•	fluctuations in interest rates;
•	changes in laws and regulations;
•	approval of certain business decisions by the Corus Nederland supervisory board;
•	availability of financing and liqudity resources;
•	volatility in spot prices for the Company’s main products;
•	protectionist measures or actions restricting global trade;
•	assumptions about cost reductions and savings through restructuring, efficiency and effectiveness improvements, capacity increase in the Company’s premium segments, and focus on quality improvements;
•	general economic conditions, including in particular economic conditions in the United Kingdom and the EU;
•	judicial decisions and rulings; and
•	general competitive factors.

For further discussion of such risks, uncertainties, and assumptions, see Risk Factors and Additional Information.

Because these and other factors in this Form 6-K could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by the Company or on the Company’s behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forwardlooking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict what will arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

RISK FACTORS

Risks Relating to the Group’s Business

Corus has incurred and may continue to incur operating losses and cash outflows.

For the half year ended 28 June 2003, Corus had an operating loss of £57 million and operating costs of £4,080 million. For the year ended 28 December 2002, Corus had an operating loss of £446 million and operating costs of £7,634 million. While the Group has made progress in reducing its losses through initiatives taken in recent years to reduce capacity and improve competitiveness, the Group’s losses continue to emanate principally from the UK. This is largely related to the progressive decline in UK manufacturing, the increased penetration of steel imports, and the impact of exchange rates on the Group’s operating results, which have offset the benefits of these initiatives. Furthermore, Corus is subject to the effects of weaknesses in the global business environment and financial markets.

As part of Corus’ “Restoring Success” project, Corus has launched a series of initiatives to improve operational performance across all its businesses to close the performance gap between Corus and its European competitors. The plans cover three main areas: management and leadership, operational performance and finance. Even if successful, it will take time for the impact of these initiatives to take effect. There can be no assurance that Corus’ efforts will be successful and that Corus will realise positive operating income or cash flows from operations in the future.

Corus’ ability to comply with the covenants under its senior credit facility will depend on achieving planned financial results.

On 31 July 2003, Corus entered into a new secured senior credit facility with an initial principal amount of €1.2 billion. Under the credit facility, Corus must comply with certain financial covenants, including maintenance of a specified net tangible worth and ratio of the Group’s net debt to net tangible worth and, for a period ending at the end of the current financial year (and thereafter), maintenance of a specified ratio of the Group’s net EBITDA (as defined in the facility) to net interest and Corus Nederland’s achieving the net cumulative EBITDA. Several of these required measures become more stringent over time.

Corus is in compliance with these covenants and expects to remain in compliance. However, compliance with these covenants can be adversely affected if Corus is unable to achieve its planned financial results which, in turn, can be affected by unforeseen events, such as production stoppages caused by events, such as an accidental fire, and by events and circumstances outside of Corus’ control, such as changes in exchange rates, decreased demand for steel or aluminium or increased costs of raw materials. Corus’ sensitivity to these covenants will diminish as the results of its restructuring initiatives begin to take effect. In the event that Corus breaches one of these covenants and is unable to obtain a waiver from the lenders, it will be in default under the credit facility and, consequently, other indebtedness. Upon a default, the lenders could elect to declare all amounts borrowed under the facility, together with accrued interest, due and payable and/or enforce on the collateral securing the facility.

Corus’ operating results are strongly affected by movements in exchange rates, particularly between the pound sterling and the euro and also the pound sterling and the US dollar.

Corus derives most of its turnover and incurs most of its costs in the EU. Within the EU, Corus has substantial assets and sales in the UK, which is not a member of the euro-zone. Whereas the majority of the costs of Corus in the UK are not affected by the euro to pound sterling exchange rate, steel prices in Europe, including the UK, in the medium and long term are largely set in euros. Therefore, fluctuations in the euro to pound sterling exchange rate impact heavily on Corus’ revenue in the UK. In 2002, £5.7 billion or 79% of the Group’s total turnover was derived from Europe, the most important market for the Group. Turnover in other export markets and Corus’ major supplies purchases, including iron ore and coal, are mainly denominated in US dollars. Corus’ aluminium sales, which are based on London Metal Exchange (LME) prices, are also quoted in US dollars. As a result, Corus’ revenues are also impacted by fluctuations in the US dollar to the pound sterling and the euro.

Exchange rate volatility affects the Group’s results from operations in a number of ways. It impacts the Group’s revenues from export markets, affects the strength of Corus’ competitors and their ability to penetrate the UK steel market, as steel producers in countries with weaker currencies may offer discount prices in the UK market, and exposes Corus’ UK customers to similar pressures, which may result in a reduction in demand for steel in the UK.

In recent years, the pound sterling has appreciated against the US dollar, moving from an average annual rate of $1.44 in 2001 to $1.50 in 2002 and $1.61 in the first half of 2003. The pound sterling has depreciated against the euro, moving from an average annual rate of €1.61 in 2001 to €1.59 in 2002 to €1.46 in the first half of 2003. While Corus does engage in some hedging activity, the ability to offset the exchange rate impact on its results from operations is limited.

Corus’ “Restoring Success” initiatives, including the UK restructuring plans, may not achieve their goals and may cost more than anticipated, which could have a material adverse effect on Corus’ financial condition.

In response to the declining steel demand from Corus’ UK customer base, resulting from the long-term erosion of the UK manufacturing industry, and coupled with the lack of competitiveness in export markets, related in part to the strength of the pound sterling, Corus undertook actions to reduce capacity, combat losses and create a competitive cost base for its businesses. A previous restructuring programme was initiated in 2001 and resulted in plant configuration changes at Llanwern, Shotton and Teesside, including the closure of various lines of operations at those sites. Corus also closed its site facilities in Ebbw Vale and Bryngwyn. As part of the 2001 restructuring, Corus announced the reduction in the total number of employees by approximately 10,000.

Corus’ Board has since announced additional restructuring programmes to concentrate its steelmaking in the UK at three sites: steelmaking for flat products is to be concentrated at Port Talbot, steelmaking for long products at Scunthorpe, and steelmaking for engineering steels at Rotherham. The main objectives of the restructuring are to size the business to the available market whilst eradicating losses and creating an internationally competitive cost base for Corus’ UK operations. The number of employees is expected to be reduced by these rationalisation measures by 1,150 (excluding Teesside). The capital expenditure and restructuring costs associated with these proposals are not expected to exceed £250 million, including £40 million to cover the net cash cost of an eventual closure of Teesside should Teesside fail to demonstrate its ability to succeed as a stand-alone cash-generative slab producer. However, there can be no assurance that the total capital expenditure and restructuring costs will not exceed present expectations. Additionally, Corus’ restructuring plans are subject to operational risks, and benefits of the plan will depend in part on the strength of the pound sterling against the euro. Thus, there can be no guarantee that Corus’ restructuring plans will achieve their intended goals.

While Corus believes the “Restoring Success” programme, including the UK restructuring plans, is necessary in order to combat the Group’s operating losses and to improve the Group’s financial performance, these significant changes are subject to risks and uncertainties and the scope of change currently envisioned by Corus may prove difficult to realise. In addition, management has made several key assumptions in relation to its “Restoring Success” programme, including specific assumptions tied to each aspect of the initiatives and the UK restructuring and general assumptions relating to exchange rates and market prices for steel and raw materials. Corus has also assumed that it will be able to dedicate significant management resources from both senior management and at the business units, while mitigating disruption to existing plant performance as this programme continues. If these assumptions are not realised, Corus may be unable to achieve the benefits of its restructuring programmes, including the “Restoring Success” initiatives.

Certain business decisions concerning Corus’ business require approval by the Corus Nederland supervisory board, a body whose composition is outside the control of Corus, and that has previously withheld its approval of a key strategy decision of Corus Group.

Corus Nederland is subject to the mitigated structure regime under the provisions of the Dutch Civil Code (which is currently subject to proposed changes in legislation). Under this regime, Corus Nederland is required to have a supervisory board, and this supervisory board plays a significant role in the governance of Corus Nederland.

Although Corus indirectly owns all the issued shares in Corus Nederland, it cannot appoint or dismiss members of the supervisory board, as they are appointed and dismissed by the supervisory board itself. Corus is able to appoint and dismiss the members of the management board of Corus Nederland, which runs its day-to-day affairs.

Under mandatory Dutch law, a number of important decisions taken by the management board are subject to the approval of the supervisory board. These decisions include the entering into and termination of significant joint ventures between Corus Nederland and third parties; proposals for the amendment of the Corus Nederland articles of association (which does not, however, preclude the general meeting of shareholders resolving on such amendment without a Corus Nederland management board proposal and supervisory board approval); and significant disposals and acquisitions. In addition, the articles of association of Corus Nederland provide that the supervisory board may decide to subject additional decisions to its approval. The supervisory board owes duties to constituencies beyond Corus Group plc and its shareholders, which includes employees, bondholders and trade creditors of Corus Nederland and its subsidiaries.

In March 2003, the supervisory board of Corus Nederland withheld its approval from the proposed sale of the Group’s aluminium rolled products and extrusions operations to Pechiney.

If Corus is not able to obtain the approval of the supervisory board for the decisions affecting the businesses held by Corus Nederland or the co-operation of the supervisory board on other matters, this could preclude Corus Group from realising its strategy, developing its business, realising the payment of dividends and the making of intra-group loans by Corus Nederland and utilising cash resources for the benefit of the Corus Group.

A description of the relationship between Corus and Corus Nederland is set forth in “Additional Information – Corus Nederland”.

Corus has a substantial amount of indebtedness and other obligations, which could limit its operating flexibility and otherwise adversely affect its financial condition.

As of 28 June 2003, Corus was liable for gross indebtedness of £1,762 million. Corus may incur other obligations for the refinancing of a portion of the £1,762 million or for other purposes. On 31 July 2003, Corus signed a new secured senior credit facility with an initial principal amount of €1.2 billion to replace its existing facility, which was due to expire in January 2004. This facility is secured by the shares of certain Group subsidiaries including Corus UK and Corus Nederland and by floating charges granted by Group subsidiaries including Corus Group and Corus UK over substantially all of their assets. The facility has a final maturity date of 30 June 2006. A significant portion of Corus’ other outstanding indebtedness will reach maturity between 2006 and 2008. This substantial amount of indebtedness and related covenants could limit Corus’ operating flexibility and could otherwise adversely affect its financial condition.

This level of indebtedness could have important consequences, including the following:

•	it may become difficult for Corus to obtain additional financing for working capital, capital expenditure, debt service requirements, acquisitions or general corporate or other purposes in the future;

•	a substantial portion of Corus’ cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Corus for other purposes;

•	some of Corus’ borrowings are and are expected to be at variable rates of interest (including borrowings under its senior credit facility), which will expose Corus to the risk of increased interest rates;

•	Corus’ flexibility to adjust to changing economic or market conditions may be constrained and its ability to withstand competitive pressures may be reduced, making Corus more vulnerable to a downturn in general economic conditions; and

•	it may place Corus at a competitive disadvantage compared to its competitors, if they have lower levels of debt and, as a consequence, have greater operating and financial flexibility than Corus.

Corus’ interest costs for its indebtedness are linked to its credit rating. Should Corus’ credit rating be further downgraded, Corus’ interest costs may increase. Additionally, such an event may make it more difficult for Corus to obtain additional financing.

The terms of Corus’ indebtedness restrict but do not prohibit Corus from incurring additional debt. The addition of further debt to its current levels could exacerbate the leverage-related risks described above.

A majority-owned subsidiary of Corus has reached agreement in principle with respect to the amendment of one of its credit facilities. If the amendment is not documented, a waiver is not obtained or the facility is not repaid prior to 31 December 2003, the subsidiary will be in breach and, consequentially, in breach under certain of its other facilities.

Corus’ future pension expenses based on actuarial assumptions may prove more costly than currently anticipated and the market value of Corus’ pension assets could decline.

Corus provides retirement benefits for substantially all of its employees under several benefit and contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. Corus contributes to the defined benefit plans the amount that is required by governing legislation in the countries in which it operates. Pension contributions are calculated by independent actuaries. Various statistical methods, which attempt to anticipate future events, are used in calculating the expense and liabilities related to the plans. The actuarial assumptions used may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact Corus’ recorded net pension expense and liability, as well as future funding requirements. As at 28 June 2003, under FRS 17, the market value of Corus’ pension assets was £10.9 billion and its pension liabilities were assessed at £10.8 billion. If there is a significant adverse change in the market value of Corus’ pension assets, Corus may need to increase its pension contributions, which could have an adverse impact on Corus’ financial results.

Risks Relating to the Steel and Aluminium Industries

Corus’ results of operations could be adversely affected by the cyclical nature of the steel industry and the industries Corus serves.

The steel and aluminium industries are highly cyclical, sensitive to general economic conditions and dependent on the condition of certain other industries. Corus’ steel business supports cyclical industries such as the automotive, appliance, construction, packaging and energy industries. As a result, the prices of steel and steel products may fluctuate significantly due to many factors beyond its control. The demand for steel products is generally affected by macroeconomic fluctuations in Europe and the global markets in which steel companies sell their products. Aluminium end use markets, including the transport (especially automotive and aerospace), construction and packaging sectors, are also cyclical. When downturns occur in these sectors, Corus may experience decreased demand for its products, which may have a material adverse effect on its financial results.

Corus’ profitability may be affected by changes in the cost and availability of raw materials and Corus may not be able to recover increased raw material costs in higher selling prices.

The prices of many of the raw materials Corus uses depend on supply and demand relationships at a worldwide level, and are therefore subject to fluctuation. The principal raw materials in the carbon and engineering steel-making process are iron ore and coal, purchased on international markets, and steel scrap. During 2002, Corus imported approximately 22 million tonnes of iron ore and 10 million tonnes of coal. Corus imports iron ore predominantly from Australia, South America, Canada and South Africa. Corus imports coal predominantly from Australia, Canada and the US. Corus purchased all of its UK scrap requirements of some 0.9 million tonnes in 2002 in the UK, and some 0.6 million tonnes for its Dutch production predominantly from continental Europe. The raw material requirements for Corus’ aluminium businesses are met partly by importing alumina for production of primary aluminium and by buying additional primary aluminium and aluminium scrap.

While Corus enters into supply contracts of three to five years with certain of its vendors in addition to one-year contracts and options, these contracts do not assist in protecting Corus against significant price increases as prices for these contracts are determined on an annual basis. Recently, steel demand and production in China, which in 2002 rose by approximately 20% or 31 million tonnes from 2001, has contributed to increase significantly the price of raw materials globally. There is a potential time lag between changes in prices under its purchase contracts and the point when Corus can implement a corresponding change under its sales contracts with its customers.

Prices for the raw materials that Corus requires may continue to increase and, if they do, Corus may not be able to pass on the entire cost of the increases to its customers or to offset fully the effects of higher raw material costs through productivity improvements, which may cause its profitability to decline. When demand for raw materials is strong, the terms of the purchase contracts may be disadvantageous to Corus. Thus, shortages of, or price increases for, supplies could have a material adverse effect on Corus’ ability to sell certain of its products in a cost-effective manner.

Corus’ business is greatly affected by price volatility, which is largely the result of high fixed costs characteristic of the steel industry.

The production of steel is capital intensive, with a high proportion of fixed to total costs. Consequently, steel producers seek to maintain high capacity utilisation. If capacity exceeds demand, there is a tendency for prices to fall sharply as supply is largely maintained. Conversely, expansion of capacity requires long lead times so that, if demand grows strongly, prices increase rapidly, as unutilised capacity cannot be brought on line as quickly. The result is substantial price volatility. For example, spot prices for hot rolled coil, one of the Group’s main products, has fluctuated between an average price of €253 in 2001, to €254 in 2002 and €299 for the first nine months of 2003. While Corus has taken steps to reduce operating costs, including reducing steel production capacity, Corus may continue to be affected by significant price volatility and incur operating losses as a result.

Strong competition may continue to exert downward pressure on Corus’ pricing.

Corus experiences intense competition within the steel and aluminium industries at both a regional and global level. International trade is a substantial component of its business with the result that changes in market conditions in one region are rapidly transmitted to other regions. The competitive arena encompasses quality, customer service, delivery performance, product development and price. Although as a technologically advanced materials producer, Corus attempts to differentiate its products by emphasising non-price competitive advantages, Corus is still subject to the effect of strong price competition from commodity producers, particularly among competitors in Central and Eastern Europe and also globally from China, Russia, South Korea, India and Brazil, among others. Moreover, a number of steel producing Central European countries such as Slovakia, Hungary, Poland and Czech Republic are expected to join the EU in May 2004, which would eliminate any potential EU trade barriers for steel producers in these countries. The entry into the EU by these countries may potentially increase the competition for Corus’ steel products in Europe, the most important market for the Group.

Corus’ operations may be adversely affected by business interruptions and property damage.

Corus’ operations may be adversely affected by abnormal unplanned events such as explosions, fires and other industrial accidents, transportation interruptions and inclement weather. On 8 November 2001, an explosion occurred at Blast Furnace No. 5 at its Port Talbot steelmaking site. Corus’ operating costs for 2002 were affected by the consequences of the explosion and included the cost of buying-in slab, the additional costs of processing bought-in rather than manufactured slab, and the additional costs of increasing throughput based on the remaining furnace at Port Talbot. In addition, Corus is liable for the civil claims and other proceedings resulting from the incident. The rebuild and the consequential losses associated with the furnace being out of operation have been largely covered from insurers. On 29 September 2003, a fire at the Scunthorpe plant ceased steelmaking there temporarily. No Corus employees were injured. The cost of the damage resulting from the fire and other related operating costs and unrecovered overheads, which were not covered by insurance, was approximately £21 million.

As part of its risk management, Corus maintains insurance cover, which Corus believes is appropriate for its business, through a combination of self-funding and policies purchased from third party insurers. Corus’ third party policies cover its statutory insurance requirements and certain contractual obligations, and cover catastrophe risks, ranging from single large losses to an aggregation of frequent low-value claims. Third party insurance is also used to insure non-catastrophe risks, where it is cost effective, and when claims handling and other specialist services are required.

The most significant item of self-funding for the Group is for material damage and consequential loss insurance, where the Group bears the first £25 million of each loss. Beyond this amount, third party insurance covering the next £425 million of each loss is purchased for operations in the United Kingdom, The Netherlands, Germany, Belgium and Canada. Other country specific cover, for instance for the United States, is arranged as discrete policies at the regional level. To the extent one or more of these such events occurs, which is not covered by its insurance, Corus’ operating results and cash flows may be materially adversely affected.

High energy costs adversely impact Corus’ results of operations.

Both steel and aluminium production processes are energy intensive. Corus’ operations consume large amounts of energy and Corus consumes significant amounts of natural gas. Natural gas prices paid by Corus increased from an average of 19 pence per British Thermal Unit (‘BTU’) in 2000 to an average of 24 pence per BTU for the first six months of 2003. At normal annual consumption levels, a one penny per BTU change in natural gas prices would result in an estimated £5 million change in Corus’ annual pre-tax operating costs.

Corus also consumes large volumes of electricity, particularly in producing aluminium. Aluminium smelters generally require an uninterrupted supply of intense electrical energy, and any significant interruption may have a technical, commercial and financial impact on the facility concerned. Corus’ expenditure on electricity is significant. The average price Corus pays for electricity has increased from 2.2 pence per MWh in 2000 to 2.3 pence per MWh in the first six months of 2003. Every 0.1 pence per MWh increase in price increases Corus’ operating costs by £10 million.

The UK, Dutch and German governments have imposed general energy taxes on industry. Corus has endeavoured to minimise the cost impact of these taxes through a series of negotiated agreements. From April 2001, the UK Government has imposed a tax on the business use of energy. A negotiated agreement was signed with the UK Government to allow Corus to take an 80% reduction in the amount of such tax up to the end of 2002. As Corus has met certain energy efficiency targets in 2002, it will receive the 80% reduction for the 2003 and 2004 periods. In order to receive this reduction for 2005 and 2006, Corus will have to meet the energy efficient targets for 2004. The reduction is worth approximately £28 million per annum. In the event Corus fails to meet agreed energy efficiency targets, costs in the form of increased taxation could be significant.

Health, safety and environmental matters, including compliance with environmental laws and remediation of contamination, could result in substantially increased capital requirements and operating costs.

Corus’ businesses are subject to numerous laws and regulations relating to health, safety and the environment in the countries in which Corus operates. These laws and regulations concern air emissions, wastewater discharges, solid and hazardous waste material handling and disposal, worker health and safety and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to these laws and regulations are an inherent part of the Company’s business, and future conditions and contamination may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Although the Company believes that its operations are in substantial compliance with currently applicable environmental, health and safety regulations and approximately £180 million is spent each year on operational expenditures related to compliance with environmental laws and regulations, violations of such laws or regulations can lead to fines and penalties. In addition, risks of substantial costs and liabilities, including for the investigation and remediation of past or present contamination, at facilities currently or formerly owned or operated by Corus, or at which wastes have been disposed, are inherent in Corus’ operations, and there can be no assurance that substantial costs and liabilities will not be incurred in the future.

Other developments, such as increased requirements of environmental, health and safety laws and regulations, increasingly strict enforcement thereof by governmental authorities, and claims for damages to property or injury to persons resulting from the environmental, health or safety impacts of Corus’ operations or past contamination, could prevent or restrict some of Corus’ operations, require the expenditure of significant funds to bring Corus into compliance, involve the imposition of clean up requirements and give rise to civil or criminal liability. There can be no assurance that any such legislation, regulation, enforcement or private claim will not have a material adverse effect on Corus’ business, financial condition or results of operations.

Corus is currently addressing contamination at its closed facilities, and may be required to initiate environmental investigation and remediation projects at both former and current operating locations. In addition to potential clean up liability, Corus may become subject to monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

Corus may be subject to liability related to the use of hazardous substances in production.

Corus uses a variety of hazardous materials, gases and chemicals in its manufacturing activities. The management, use and disposal of these substances are regulated by laws and regulations that have not, to date, resulted in material costs to Corus. There can be no assurance that more onerous laws will not be adopted in the future, resulting in material costs or liabilities to Corus. In the event that any of these substances, proves to be toxic or accidents involving these substances occur, Corus may be liable for increased costs for health-related claims or removal or treatment of such substances.

Actions taken by governments of other major steel importing countries can result in disruption to Corus’ business and affect steel prices globally as trade flows adjust.

The large trade flows and, in particular, large swings in trade, which can result from changing market conditions, can lead to trade remedy actions to protect domestic industries. Exports by Corus to the United States are currently subject to such trade remedies, including “safeguard” measures imposed by the US under Section 201 of the US Trade Act of 1974 on imports of a number of steel products such as flat rolled steel, plates, and wire rod. These measures took effect in March 2002, when President Bush imposed tariffs ranging between 8% and 30% on US imports of a number of steel products and also imposed a system of tariffs and quotas on imports of steel slabs.

Corus was able to secure exclusions from the Section 201 measures for products equating to approximately 30% of its US sales originally subject to the Section 201 measures, based on determinations by the US government that these products could not be adequately sourced from domestic US sources. The exclusions secured, the sales to the United States of products outside the scope of the Section 201 measures and the sharp price increases that were experienced in some product areas subject to the Section 201 measures have helped to mitigate the impact of these measures on Corus. There can be no assurance, however, that similar trade remedy measures instituted by the US or other governments will not have a significant impact on Corus’ export sales in the future or that Corus will be able to mitigate the impact of such measures.

ADDITIONAL INFORMATION

Restoring Success

As a part of Corus’ “Restoring Success” initiatives, Corus has developed a programme designed to return all parts of the Group to acceptable levels of profitability, building on existing cost reduction programmes, finalising restructuring proposals for the UK asset base and initiating further Group-wide efficiency initiatives, each of which is described below.

Existing ongoing initiatives

A number of previously announced cost reduction and efficiency programmes are still ongoing, the benefits of which are planned to be realised over the next few years. These include:

•	the final stages of the previously announced headcount reduction programmes are planned to generate a further £40 million of cost savings per annum from July 2003 to the end of 2004;

•	the “World Class IJmuiden” programme, which was aimed at achieving significant performance improvement across the Dutch flat carbon steel business, through increased output and productivity improvements, as well as improved sales mix. Launched in 2001, this programme aimed at saving €300 million per annum by the end of 2004; management estimates that, of this, £50 million per annum remained to be achieved from July 2003 until the end of the programme; and

•	the “High Performance Strip UK” programme, which was aimed at achieving significant performance improvement in the UK flat products business through improved purchasing, lower manufacturing costs and improved customer service and delivery performance. Launched in 2001, this programme was planned to generate cost savings of up to £150 million per annum by the end of 2005, of which management believes £120 million per annum remained to be achieved from July 2003 to the end of the programme.

UK restructuring

In April 2003, the Board announced that, in response to the Group’s poor financial performance due to weak UK demand and poor competitiveness, the UK steel-making businesses required further restructuring in order to improve efficiency, reduce costs and become cash generative throughout the economic cycle. The proposed restructuring programme is aimed at implementing structural change within the UK asset base and aligning UK steel making capacity to a realistic assessment of likely sustainable demand through a combination of site rationalisation, focused capital investment and process improvements. As a result, it is intended that steel production in the UK will be focused on three sites: Port Talbot in South Wales for flat products, Scunthorpe in North Lincolnshire for long products, and Rotherham in Yorkshire for engineering steels.

In September 2003, the Board approved the launch of the first phase of the UK restructuring, involving a major investment in Corus’ engineering steels business. The main focus of this programme is to end the current duplication of facilities and overcome the structural weaknesses in processes by concentrating steel making, casting and rolling at Rotherham. This programme, expected to cost up to £90 million over the next three years, is planned to generate annual savings of up to £70 million by the end of 2006, allowing the engineering steels business to achieve a competitive position in the European market.

The Directors are announcing today the launch of the second phase of the UK restructuring programme. This programme involves an investment in the Group’s strip and long products operations and associated cash costs of up to £160 million, and is planned to deliver an annual operating profit improvement of up to £50 million by the end of 2006.

In strip products, this second phase of restructuring will be directed at developing Port Talbot into an optimally sized upstream plant benefiting from economies of scale, by increasing its steel making capacity and thus removing the need for the costly and inefficient transfer of semi-finished slab from Teesside. Llanwern’s hot-rolled strip mill will continue as a satellite re-roller of slab from Port Talbot. This is intended to improve materially the competitiveness of the Group’s UK strip products operations.

In long products, the restructuring programme will focus steel-making around Scunthorpe, and raise capacity through some internal plant transfers as well as a move to a four blast furnace operation. This, together with the investments in Port Talbot, will remove the need for Teesside to supply slab to the rest of Corus. The Directors continue to assess the potential for ring-fencing and repositioning Teesside as a cash-generative slab producer feeding international markets. As part of this work, equity partnerships and joint venture opportunities with other international steel groups are actively being explored. Teesside will need to demonstrate its ability to survive as a stand-alone cash-generative slab producer. However, as a contingency, an allowance of £40 million to cover the net cash cost to the Company in the event of the closure of Teesside has been included in the total restructuring cash costs highlighted above. As the implementation of the second phase of the UK restructuring programme is expected to last until the end of 2006, and with Teesside continuing to supply Port Talbot during that period, no final decision on the future of Teesside needs to be reached until that time.

Taken together, the first and second phases of the UK restructuring programme are expected to cost up to £250 million and planned to deliver annual cost savings and profit improvement of up to £120 million by the end of 2006.

Provisions totalling £70 million are expected to be made in the 2003 accounts for closure costs and related expenditure for the UK restructuring programmes announced to date.

Further initiatives

The “Restoring Success” project includes, in addition to the existing ongoing cost reduction programmes and the two phases of the UK restructuring outlined above, a series of initiatives designed to improve Group performance in line with the Group’s European peers.

Over the past few months a detailed review process has been taking place at individual business unit level, aimed at identifying and quantifying areas in which significant further savings could be achieved through the implementation and sharing of “best practice” across the Group. In total, management has identified target cost savings and profit improvement opportunities of up to £350 million per annum to be achieved by the end of 2006, as follows:

•	up to £200 million cost savings per annum through manufacturing excellence, purchasing savings and supply chain optimisation;

•	up to £70 million cost savings per annum through rationalising support functions across the Group. Functions which have already been benchmarked against industry best practice include finance, information technology and human resources; and

•	up to £80 million profit improvement per annum through rebalancing the Group’s product – customer mix towards premium end-markets.

Detailed efficiency plans are now being finalised within each business unit as part of the normal annual budgeting process. The Group’s capital expenditure plans going forward allow for a substantial increase from the current level of capital expenditure to support these additional initiatives.

The Group’s ambition is to close the competitive gap which currently exists between Corus and its European peer group. Corus estimates that this gap is currently some six percentage points below the EBITDA level when measured against the average of its European competitors. Full implementation of the “Restoring Success” initiatives described above, having taken account of the possible counter-balancing affects of recurring pressures on prices and margins, as well as exchange rate fluctuations, is designed to close the current competitive gap over the next three years. A discussion of certain assumptions and dependencies underlying these initiatives is set out below.

Assumptions

Corus has made a number of key assumptions that, based on its market knowledge and experience, it believes are reasonable to: establish the scope of the “Restoring Success” initiatives; implement the existing initiatives, the UK restructuring and the new initiatives; and measure the effectiveness of these initiatives in increasing Corus’ profitability. If these assumptions are not realised, Corus may not be able to achieve its planned results. Some of the assumptions related to specific aspects of the program are described below.

Restructuring the industrial base. Corus believes it can achieve cost reduction by restructuring its industrial base. This includes closure of outdated facilities, matching capacity to meet market demand, whilst focusing operations on fewer, more focused sites. Corus expects to save cost in this process by reducing headcount, improving efficiency and logistics and reducing the number of its operating locations. This restructuring may be subject to unforeseen delays in the implementation.

Production efficiency improvements. Corus believes that it can implement further cost savings by bench-marking both internally and externally. This will involve equipment upgrades in selected facilities and sharing of best practice. Investment in more efficient equipment and practices will lead to a reduction in headcount as well as an increase in the finished yield of products. Achieving these improvements will incur investment and additional cost and may also be subject to unforeseen delays in implementation.

Purchasing and supply savings. Corus believes that it can reduce costs by taking advantage of Group-wide purchasing strategies and reducing inventory. Corus expects to achieve cost savings in this area through consolidating its purchasing power with fewer suppliers used by more than one facility, by use of more efficient sourcing, reduction of inventory through use of fewer product types, reducing purchasing of steel produced outside of the Group to a minimum, and a rigorous determination of the value in use of its purchases, including raw materials.

Support functions review. Corus believes that cost savings can be achieved by consolidating support functions. This entails establishing shared services, where appropriate, throughout the Group. This will enable savings from head count reduction and promote a more effective and efficient service. The restructuring may also be subject to unforeseen delays.

Capacity increase in premium end market segments. Corus intends to raise profitability by increasing capacity in its existing premium end market segments where Corus believes there is further market demand. This includes products for the aerospace and automotive industries as well as other niches. Achieving these capacity increases will require investment and additional costs and may be subject to delays in implementation. This strategy assumes that markets will recover in Corus’ targeted industries and that there will continue to be a growth in demand in the premium market segments without impacting the profitability of these areas. In order to fully capitalise on this capacity increase, Corus will need to ensure it can continue to provide the quality service that its premium customers expect.

Improving product mix and customer portfolio by focusing on quality improvement. In addition to increasing capacity in certain areas, Corus plans to improve the mix of its products by focusing its existing resources on premium products and selectively expanding its customer base. Based on its market experience, Corus believes that it has an opportunity to improve its profitability by providing quality improvements and thus attracting higher-end business from its existing and new customers. In order to achieve its targeted improvements through this method, Corus must make selective further investments into its existing facilities, which may be subject to unforeseen delays. In order to implement this plan effectively, Corus also must provide quality service and focus on areas that will continue to produce higher margins.

Improving commercial effectiveness. Corus believes it can increase its profitability by ensuring common commercial policies throughout the Group, extending down the supply chains from manufacturing through distribution to the customers. To capitalise on this initiative Corus must invest in logistics systems and training to upgrade its commercial skills.

In addition to the specific assumptions described above, Corus has also made general assumptions relating to exchange rates and market prices for steel and various raw materials that, if not realised, could significantly impact its ability to achieve the benefits of the “Restoring Success” programme.

Current Trading and Prospects

Current trading is in line with the Directors’ expectations as positive and negative factors continue broadly to offset each other. Global steel demand is being driven by China. However, underlying European demand remains weak. Benefits are expected from improvements in manufacturing, ongoing efficiency programmes and the delayed effects of the strength of the euro against the pound sterling in the first half of 2003. Negative factors include higher raw material costs, freight input prices, maintenance-related outages and the effect of a fire at the Group’s Scunthorpe works on 29 September 2003.

The Board is cautiously positive regarding the market outlook for 2004, expecting a gradual global economic recovery, led by Asia and the United States, with Europe lagging. The global steel supply/demand balance is forecast to improve, underpinned by China. Further increases in input prices are anticipated, and supply-side disciplines will be key to further price progression in Europe.

Corus expects full-year capital expenditure for 2003 to be approximately 50% of depreciation, or about £160 million, and capital expenditure (before UK restructuring) in 2004 to increase to approximately 100% of depreciation, or about £320 million.

Syndicated Credit Facility

A secured multi-currency revolving credit facility agreement (the “Facility Agreement”) was entered into by the Company and certain of its subsidiaries on 31 July 2003 with ABN AMRO Bank N.V., Credit Suisse First Boston and HSBC Bank plc as arrangers, HSBC Bank plc as agent and certain lenders. The Facility Agreement provides the Group with a multi-currency revolving credit facility until 30 June 2006 up to a maximum amount of €1.2 billion.

The terms of this facility include the following:

(a)	An initial committed amount of €1.2 billion up until the end of January 2004, then reducing to €1.0 billion until the end of June 2005; then €0.8 billion until the end of December 2005; and then €0.6 billion until the end of June 2006.

(b)	Mandatory prepayment and cancellation of a portion of the facility is required out of the proceeds of certain financings, certain insurance claims and certain disposals. The facility is not, however, required to be cancelled in these circumstances below an aggregate amount of €300 million. In addition, prepayment and cancellation is not required, subject to certain conditions, where disposal proceeds are reinvested in certain capital investment.

(c)	Fixed security over the shares in Corus UK Limited, Corus Property Limited, Corus CNBV Investments Limited and Corus Nederland. A floating charge over the assets of Corus Group plc, Corus UK Limited, Corus Finance plc, Corus Property Limited and Corus CNBV Investment Limited. The amounts secured by the floating charges over the assets of Corus UK Limited and Corus Finance plc, taken together with certain other permitted secured debt, are subject to a cap equal to 20% of the tangible assets of Corus UK Limited and Corus Finance plc. Any balance of indebtedness under the facility is not secured by these floating charges.

(d)	Financial Covenants:

(i)	Corus Group net tangible worth must not be less than £2.5 billion (after adding back certain impairments and restructuring costs).

(ii)	The percentage of Corus Group net debt to Corus Group net tangible worth, after adding back certain impairments and restructuring costs, must not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and 60% until the end of June 2006.

(iii)	The ratio of Corus Group net EBITDA to net interest must not be less than: 2:1 for the 6 months to the end of December 2003; 2.5:1 for the 9 months to the end of March 2004 and the 12 months to the end of June 2004; 3:1 for the 12 months to the end of September 2004 and the end of December 2004; 3.5:1 for the 12 months to the end of each financial quarter in 2005; and 4:1 for the 12 months to the end of March 2006 and the end of June 2006.

(iv)	The net consolidated tangible worth of Corus Nederland and its subsidiaries must not be less than €2 billion and the cumulative net EBITDA of those companies (on a consolidated basis) must not be below €150 million for the six months to the end of December 2003, plus €75 million for each quarter thereafter.

(e)	The Company is prohibited from paying any dividend except in respect of any financial year in which the ratio of Corus Group net EBITDA to net interest exceeds 7:1, in which case dividends may be paid of up to 30% of distributable profits arising from the ordinary course of trading in that financial year.

The Facility Agreement contains covenants (including, amongst others, a negative pledge, restrictions on subsidiary financial indebtedness, restrictions on disposals, mergers, acquisitions and investments in joint ventures, restrictions on the prepayment of financial indebtedness and requirements as to the terms of dealing between Corus Group companies), representations and events of default, which allow the lenders to demand repayment of the loans advanced under the facility or to cancel the facility, or both, in certain circumstances. The lenders may also cancel and require full prepayment of their participations in the facility in the event of a change of control of the Company.

Drawings under the facility are subject to conditions precedent, including compliance with covenants, the accuracy of representations and the absence of events of default. The facility may be used to fund the general working capital purposes of the Group and for general corporate purposes but not for capital expenditure on the proposed UK restructuring of the Group. Interest is payable on drawings under the facility at a margin above EURIBOR, in relation to loans in euros, or LIBOR, in relation to loans in other currencies. The margin is determined by reference to the rating of the Company’s senior secured debt (so that the margin would increase on a credit downgrade) and may be reduced by reductions of the amount committed under the facility which are in addition to the scheduled reductions. The maximum margin is 6.25% and the minimum margin is 2%. A commitment fee is also payable on undrawn amounts and fees were paid to the arrangers and lenders in connection with the arrangement of the facility.

Environmental Matters

Corus’ business is subject to numerous laws and regulations relating to the environment in the countries in which it operates. Corus spends approximately £180 million each year on operational expenditures related to environmental protection and spent £19 million in 2002, £15 million in 2001 and £7 million in 2000 on specific environmental schemes. In 2003, Corus expects to maintain these levels of expenditure on environmental protection. In addition, the implementation of the European Pollution Prevention and Control Regulations (EPPCR) may involve additional capital expenditure, which Corus would not expect to materially affect operational expenditures related to environmental protection.

Soil and groundwater contamination has been identified at Corus’ closed facilities in Llanwern, Brngywyn and Ebbw Vale. Corus has established environmental reserves for these sites of £21.3 million, £2.7 million and £4.0 million, respectively, that will remain until the future of the sites is determined and either the reserve is required for clean up or the environmental liabilities are transferred to a new owner. Corus does not establish environmental accruals for contamination at its current facilities unless it expects to be required to remediate contamination by a governmental authority. Under the EPPCR, Corus is required to provide ground condition reports to regulators, which may result in additional expenditure for clean up.

Pursuant to the recently adopted EU Landfill Directive, operators of landfills in the United Kingdom are required to provide financial assurance mechanisms to cover anticipated costs to address closure and reclamation obligations. The Directive will be phased in over the next 34 months. Corus currently operates thirteen landfills that will be subject to this Directive. Costs to comply with this regulatory development are expected to range from £24 million to £34 million.

From April 2001, the UK Government has imposed a tax on the business use of energy. A negotiated agreement with the Government was signed to allow Corus to claim an 80% reduction in the amount of such tax up to the end of 2002. As Corus has met certain energy efficiency targets in 2002, it will receive the 80% reduction for 2003 and 2004. In order to continue to receive this reduction for 2005 and 2006, Corus will have to meet the energy efficiency targets for 2004. The reduction is worth approximately £28 million annually.

Corus uses a wide variety of materials and chemicals in its manufacturing activities. Corus has management processes designed to identify hazards and assess risks related to the use of these materials and chemicals, and review how these hazards and risks are managed. Corus’ primary goal is to eliminate risk, but where this is not practicable, it will minimise or control it. Corus has implemented a strict management and control system for residual asbestos material found in its plants, which is intended to minimise the risk of exposure to Corus employees, contractors and the local population. Corus is not aware of any pending or threatened litigation against Corus for asbestos, but such litigation cannot be ruled out in the future.

Legal Proceedings

US Anti-Dumping Measures. In November 2000, a number of US steel producers filed an anti-dumping complaint against imports of hot rolled steel from eleven countries, including The Netherlands. In this investigation, the US Department of Commerce (“DOC”) determined that imports of Corus’ products from The

Netherlands had been sold in the United States at less-than-fair-value prices, with a weighted-average dumping margin of 2.59%. The US International Trade Committee (“ITC”) determined in this case that the imports under investigation had caused material injury to the US industry producing a like product. As a result, an anti-dumping order was issued, which currently requires importers to post cash deposits at a rate of 2.59% on imports from Corus of hot rolled steel from The Netherlands into the US. Corus has now lodged a number of appeals against the determinations in this case with the US Court of International Trade. These appeals are continuing. The US producers have also appealed the determination by the DOC, and it is possible that these appeals could increase the dumping margin.

The first annual Administrative Review of the anti-dumping order on hot rolled steel from The Netherlands is currently being undertaken by the DOC. This review will determine the actual duty liability on sales subject to the case made during the period under review (May 2001 to October 2002), and will also establish the new anti-dumping duty deposit rate on imports into the United States after the publication of the final determination in the review. The DOC has postponed the deadline for its preliminary determination in this case, and is now not expected to issue its preliminary decision until November 2003.

Port Talbot Blast Furnace Explosion. On 8 November 2001 an explosion occurred at the Port Talbot Number 5 Blast Furnace. The accident was initially investigated by the police but the investigation is now being led by the Health and Safety Executive. Corus believes it is unlikely that a corporate manslaughter charge will be brought. Corus believes it is more likely that Corus will be charged with offences under the Health and Safety at Work Act 1974. Any breaches of health and safety laws are likely to result in fines being levied. Fines in cases of fatalities are unlimited but usually involve hundreds of thousands of pounds. There is also a possibility of charges against individual employees.

Corus has admitted its civil liability for the incident. Twenty six civil claims for three deaths and other personal injury have been made against Corus. Corus has insurance cover in place which it expects will be able to meet these claims in full should all the relevant claimants succeed in their claims. Corus believes that a substantial number of claims will be resolved by the end of 2004.

US Trade Section 201. In March 2002, President Bush took action, under Section 201 of the US Trade Act of 1974, to impose between 8% and 30% on US imports of a number of steel products, and a system of quotas and tariffs on slab products.

In connection with the Section 201 measures imposed on steel imports into the United States, Corus has instituted proceedings in the US Courts against the inclusion of tin mill products in the products put forward for a decision by the US President on the Section 201 sanctions. These proceedings are continuing.

The WTO ruled that the Section 201 measures violated global trade rules. The United States appealed this ruling. On 10 November 2003, the WTO Appellate Body upheld for the most part the conclusions that the US measures were inconsistent with the WTO Safeguards Agreement and GATT 1994 but reversed some findings regarding tin mill products and stainless steel wire, which did not affect the results overall. The Appellate Body’s decision should be formally adopted by the WTO within 30 days (unless there is a unanimous consensus against adoption of the decision).

Corus is party to various other claims, disputes, legal action and proceedings. In the opinion of the Board, the outcome of these matters, as well of those described above, should not have a material adverse effect on its consolidated financial condition or results of operations.

Critical Accounting Policies

Corus prepares its financial statements (not included in this document) in conformity with UK Generally Accepted Accounting Principles (UK GAAP). Corus’ principal accounting policies are presented in the notes to the consolidated financial information. The application of these policies requires the company to make assumptions and estimations that can affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the accounts and reported amounts of income and expenses during the reporting period. Corus believes the accounting principles chosen are appropriate under the circumstances and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

Accounting estimates made by Corus’ management are based on accumulated historical experience and information on current events that is available to management at the time the estimate is made. Accordingly, actual results may differ materially from current expectations under different assumptions and conditions. Corus’ critical accounting policies that are subject to significant estimates and assumptions are summarized below.

Inventory Valuation. Corus’ inventory consists of raw materials, semi-finished, and finished products. Stocks of raw materials are valued at cost or, if they are to be realised without processing, the lower of cost and net realisable value. Cost is determined using the FIFO (first in first out) method. Stocks of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost of partly processed and finished products comprises cost of production including works overheads. Net realisable value is the price at which the stocks can be realised in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of disposal. Provisions are made to cover slow moving and obsolescent items based on historical experience of utilisation on a category by category basis.

Environmental Liabilities. Corus provides for environmental remediation costs where a constructive obligation has arisen prior to the balance sheet date. These costs are estimates based on prior experience of similar events and third party advice when applicable.

Employee Pension Plans. Corus operates a number of pension schemes throughout the world, covering the majority of its employees. Corus’ policy with regard to the benefit plans is to fund as a minimum the amount that is required by governing legislation. Independent actuaries perform the required calculations to determine pension expense for the purpose of Corus’ Report & Accounts. Defined statistical methods, which by definition attempt to anticipate future events, are used in calculating the expense and liabilities related to the plans. The actuarial assumptions used by Corus may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences are reviewed on a regular basis and may impact the net pension expense and liability recorded by Corus, as well as future funding requirements. The two principal pension schemes in the Group, the British Steel Pension Scheme in the UK and the Stichting Pensioenfonds Hoogovens in The Netherlands are currently in surplus. Since its last pension evaluation in the UK in March 2002, Corus has had a zero contribution rate requirement for its UK pension fund, which is in effect until Corus’ next evaluation in March 2005.

Deferred Taxes. Corus is required to estimate taxes on income in each jurisdiction in preparing its consolidated financial statements. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Corus makes full provision for deferred tax where future payment or receipt is more likely than not to occur. Deferred tax assets and liabilities are discounted. Deferred tax debit and credit balances are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities, where the tax losses of one entity can reduce the taxable profits of another.

Valuation of Assets. A significant part of the capital employed by Corus is invested in tangible fixed assets. There are established Group policies, based upon historic business operations experience and engineering reviews to estimate useful economic life to be applied to each category of asset. This in turn determines the annual depreciation charge, which has an impact on earnings. Depreciation is provided so as to write off, on a straight line basis, the cost of tangible and intangible fixed assets from the dates they are brought into use over their estimated useful economic lives. The estimated useful lives of assets are reviewed regularly and, where necessary, revised. Also, if events or circumstances dictate, the carrying values of fixed assets are reviewed for impairment by comparing the value in use to the net book value.

Redundancy, Rationalisation and Other Related Costs. The requirement for provisions related to redundancy, rationalisation and other related costs are assessed on a regular basis in accordance with FRS 12 ‘Provisions, Contingent Liabilities and Contingent Assets’. Amounts recognised as a provision are the best estimates of expenditure required to settle relevant obligations at the balance sheet date. These estimates are based on factors such as previous experience and third party advice, but the timing and value of these liabilities are not certain.

Corus Nederland

Mitigated structure regime

Corus Nederland, whose assets include Corus Group’s Dutch steel business and its aluminium operations, is subject to the mitigated structure regime under the provisions of the Dutch Civil Code. Pursuant to this regime, Corus Nederland has established a management board and a supervisory board. The members of the management board are appointed and dismissed by the general meeting of shareholders, and the composition of the board is therefore effectively controlled by Corus. The members of the supervisory board are appointed and dismissed by the members of the supervisory board itself. Its current members are Leo Berndsen (chairman), Thomas Cohn and Ids van der Zijpp.

A number of important decisions by the Corus Nederland management board involving the businesses held by Corus Nederland are subject to the approval of the supervisory board. The decisions that are subject to supervisory board approval include: the entering into and termination of long-term or material collaborative arrangements between Corus Nederland and third parties; proposals by the management board for the amendment of the Corus Nederland articles of association (though this would not preclude the general meeting of shareholders resolving on such amendment without a Corus Nederland management board proposal); the issue of shares and debentures; termination of the employment of a material number of Corus Nederland employees; far-reaching changes to the employment conditions of a material number of Corus Nederland employees; and significant investments, disposals and acquisitions. In addition, the articles of association of Corus Nederland provide that the supervisory board may extend the range of decisions that are subject to its approval. In March 2003, the supervisory board withheld its approval from the management board’s decision, implementing Corus Group strategy, to sell the aluminium businesses held by Corus Nederland to Pechiney. Further information related to this is set out below.

Duties of the Corus Nederland management board and the Corus Nederland supervisory board

The management board of Corus Nederland is in charge of day-to-day operations; the supervisory board of Corus Nederland supervises and advises the management board and supervises the general course of business of Corus Nederland. In carrying out their duties the boards must act in the best interests of Corus Nederland and its business enterprise.

Appointment and dismissal of members of the management board

The members of the management board of Corus Nederland are appointed and dismissed by the general meeting of shareholders and, notwithstanding the supervisory board’s power to suspend management board members, the composition of this board is therefore controlled by Corus.

Appointment and dismissal of members of the supervisory board

As a result of the applicability of the mitigated structure regime, new members of the supervisory board of Corus Nederland are appointed by the members of that board itself. Members of the supervisory board are appointed for a period of no more than four years and are re-electable; the board must consist of a minimum of three members. Any vacancies are filled by appointments made by the current members of the supervisory board, subject to a right of recommendation by the general meeting, the competent works council and the management board and a right of objection by the general meeting and the competent works council. Corus has no power to dismiss any member of the supervisory board nor to appoint additional members to it. The only body competent to dismiss a member of the supervisory board is the Enterprise Chamber of the Amsterdam Court of Appeals which can dismiss a member of the supervisory board at the request of the company (made by the supervisory board), or a representative of the general meeting of shareholders or the competent works council if (i) that member of the supervisory board does not fulfil his or her duties, (ii) for other material reasons, or (iii) due to materially changed circumstances as a result of which retaining the member of the board cannot be reasonably expected.

Amendments to Dutch company law

A proposed Bill with amendments to Dutch company law is pending before parliament. It is expected to be enacted in early 2004. Under the new rules, the powers of shareholders in companies subject to the mitigated structure regime will be enhanced. Under the new law, the general meeting of shareholders will appoint the members of the supervisory board, subject to the following procedure. On the basis of a “profile” drawn up by the supervisory board, the supervisory board is entitled to make nominations for the appointment of supervisory directors. A nomination can be overturned by the general meeting. If the general meeting has overturned a nomination, the supervisory board will be entitled to make a new nomination. The works council will have an enhanced right of recommendation in respect of one third of the number of supervisory directors. The general meeting of shareholders will also have the power to effectively dismiss the entire supervisory board. In the case where the entire supervisory board is dismissed, the management board of the company must immediately request the Enterprise Chamber of the Amsterdam Court of Appeals to appoint one or more temporary supervisory directors, who must then see to it that a new supervisory board be appointed.

Central works council

Corus Nederland has established a central works council. Under the provisions of the Dutch Works Council Act (“WCA”) the central works council has the right to give advice on a number of proposed decisions by the management board of Corus Nederland, including decisions regarding: the transfer of control of the enterprise or any part thereof; the establishment, take-over or relinquishment of control of another enterprise; the termination of the activities of an enterprise or a substantial part thereof; expansion or other change in the activities of the enterprise; a substantial change in the organisation of the enterprise or in the allocation of the authority within the enterprise; and the appointment of an outside expert to provide advice on any of these matters. In addition, the central works council has the right to advise on any proposed decision regarding a transfer of control of Corus Nederland. The WCA allows the central works council to initiate litigation before the Enterprise Chamber of the Amsterdam Court of Appeals if no advice is sought or if the management board intends to proceed with implementing a decision despite receiving negative advice from, or deviating from conditions set by, the central works council.

Declaration and payment of dividends

Pursuant to the articles of association of Corus Nederland dividends can only be paid to Corus to the extent that the company’s equity exceeds the amount of the issued and paid-up capital plus statutory reserves.

The general meeting of shareholders resolves on a distribution of dividends. Following a shareholders’ resolution allowing for a dividend, the management board of Corus Nederland, subject to the approval of the supervisory board, sets the date from which the dividend is payable.

The Board has further agreed with the supervisory and management boards of Corus Nederland the basis on which surplus cash in Corus Nederland will be made available to the Group, either by way of dividend or intra-group loan. The supervisory and management boards have agreed that the availability of surplus cash for the purposes of dividends will be reviewed, taking into account: the cash flow projections; agreed levels of capital expenditure in line with Group strategy for Corus Nederland going forward; access to funding facilities; and Corus Nederland’s own financial obligations. These arrangements have been agreed for the period until 30 June 2006.

Sale of aluminium operations to Pechiney and the decision of the Enterprise Chamber of the Amsterdam Court of Appeals

In March 2003, the supervisory board of Corus Nederland withheld its approval from the management board’s decision, implementing group strategy, to sell Corus Nederland’s aluminium operations to Pechiney. In enquiry proceedings launched by Corus in March 2003, the Enterprise Chamber of the Amsterdam Court of Appeals ruled that (in the specific circumstances) the supervisory board had the right to refuse to approve the management board’s decision to proceed with the proposed transaction. There can be no assurance that in the future the supervisory board will not withhold its approval from other decisions of the management board implementing group strategy or decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: November 13, 2003
	By:	/s/ Richard Reeves
	Name:	Richard Reeves
	Title:	Company Secretary